UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2021

JAWS SPITFIRE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	333-256057	98-1556965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL 33139
(Address of principal executive offices, including Zip Code)

(305) 695-5550

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	SPFR.U	New York Stock Exchange
Class A ordinary shares included as part of the units	SPFR	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SPFR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On September 28, 2021, JAWS Spitfire Acquisition Corporation (“JAWS Spitfire”) held an extraordinary general meeting of its shareholders (the “General Meeting”), at which holders of 31,119,125 ordinary shares held of record as of August 27, 2021, the record date for the General Meeting, were present in person or by proxy, representing ~72.16% of the voting power of JAW Spitfire’s ordinary shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of JAWS Spitfire, which was filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2021 (the “Proxy Statement”). A summary of the voting results at the General Meeting is set forth below:

The shareholders approved the Business Combination Proposal, the Domestication Proposal, the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the NYSE Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal (each as defined in the Proxy Statement).

The voting results for each proposal were as follows:

The Business Combination Proposal

For	Against	Abstain
30,231,232	844,896	42,997

The Domestication Proposal

For	Against	Abstain
30,233,892	846,179	39,054

The Charter Proposal

For	Against	Abstain
30,227,760	847,246	44,119

The Governing Documents Proposal A

For	Against	Abstain
26,586,003	3,896,888	636,234

The Governing Documents Proposal B

For	Against	Abstain
26,388,821	4,094,433	635,871

The Governing Documents Proposal C

For	Against	Abstain
24,410,204	6,072,826	636,095

The Governing Documents Proposal D

For	Against	Abstain
27,463,617	3,029,707	625,801

The NYSE Proposal

For	Against	Abstain
30,228,114	847,775	43,236

The Incentive Award Plan Proposal

For	Against	Abstain
29,498,872	1,563,476	56,777

The Employee Stock Purchase Plan Proposal

For	Against	Abstain
30,088,235	984,582	46,308

The Adjournment Proposal

For	Against	Abstain
29,807,021	1,263,896	48,208

Based on the results of the General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of March 22, 2021, by and among JAWS Spitfire, Spitfire Merger Sub, Inc. and Velo3D, Inc. (the “Company”), including the Domestication and the Merger (as such terms are defined in the Proxy Statement), are expected to be consummated on September 29, 2021. Following the consummation of the Transactions, the common stock and warrants of New Velo3D (as such term is defined in the Proxy Statement) are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbols “VLD” and “VLD WS,” respectively, on September 30, 2021.

Item 8.01 Other Events A total of 18,215,868 Class A ordinary shares were presented for redemption in connection with the General Meeting (the “Redemptions”). As a result, there will be approximately $162.8 million remaining in the trust account following redemptions.

The Business Combination Agreement provides that the obligation of the Company to consummate the transactions contemplated by the Business Combination Agreement is conditioned on, among other things, a requirement that the aggregate cash proceeds available in JAWS Spitfire’s trust account (after giving effect to the Redemptions) and the aggregate cash proceeds actually received by JAWS Spitfire in respect of the PIPE Financing (as such term is defined in the Proxy Statement), after deducting (a) JAWS Spitfire’s unpaid transaction expenses and (b) JAWS Spitfire’s unpaid liabilities (the resulting amount, the “Available JAWS Spitfire Cash”), is equal to or greater than $350,000,000 (the “Aggregate Transaction Proceeds”). As a result of the Redemptions, there is approximately $295.6 million of Available JAWS Spitfire Cash, which is approximately $54.4 million less than the Aggregate Transaction Proceeds. The Company has agreed to waive the failure to satisfy this Minimum Aggregate Transaction Proceeds condition (the “Waiver”).

Additional Information

Based on the results of the General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated as of March 22, 2021, by and among JAWS Spitfire, Spitfire Merger Sub, Inc. and Velo3D, Inc. (the “Company”), including the Domestication and the Merger (as such terms are defined in the Proxy Statement), are expected to be consummated on September 29, 2021. Following the consummation of the Transactions, the common stock and warrants of New Velo3D (as such term is defined in the Proxy Statement) are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbols “VLD” and “VLD WS,” respectively, on September 30, 2021.

Participants in the Solicitation

JAWS Spitfire and its directors and executive officers may be deemed participants in the solicitation of proxies from JAWS Spitfire’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in JAWS Spitfire is contained in the Proxy Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to JAWS Spitfire Acquisition Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JAWS Spitfire in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Proxy Statement.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or JAWS Spitfire’s or the Company’s future financial or operating performance. For example, JAWS Spitfire’s expectations regarding the closing of the Business Combination and the commencement of trading of New Velo3D’s securities of the NYSE are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by JAWS Spitfire and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against JAWS Spitfire, New Velo3D or others; (3) the inability to satisfy conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Velo3D to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or New Velo3D may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement and JAWS Spitfire’s other filings with the SEC.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither JAWS Spitfire nor the Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of JAWS Spitfire or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JAWS SPITFIRE ACQUISITION CORPORATION

Date: September 28, 2021	By:	/s/ Michael Racich
	Name:	Michael Racich
	Title:	Chief Financial Officer